EXHIBIT 16





                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                           IN AND FOR NEW CASTLE COUNTY


         IN RE CHEYENNE SOFTWARE, INC. )    CONSOLIDATED
         SHAREHOLDERS LITIGATION       )    C.A. NO. 14941



                                MEMORANDUM OPINION

                        Date Submitted:  November 6, 1996
                         Date Decided:  November 7, 1996


         Pamela S. Tikellis, Esquire, and James C. Strum, Esquire, of CHIMICLES, JACOBSEN & TIKELLIS, Wilmington, Delaware; and Joseph A. Rosenthal, Esquire, of ROSENTHAL MONHAIT GROSS & GODDESS, P.A., Wilmington, Delaware; OF COUNSEL: Stanley D. Bernstein, Esquire, of BERNSTEIN LIEBHARD & LIFSHITZ, New York, New York; Jon Plasse, Esquire, of GOODKIND LABATON RUDOFF & SUCHAROW, LLP, New York, New York; LAW OFFICES OF BERNARD M. GROSS, P.C., Philadelphia, Pennsylvania; LAW OFFICE OF DENNIS JOHNSON, S. Burlington, Vermont; KAUFMAN MALCHMAN KIRBY & SQUIRE, LLP, New York, New York; MALINA & WOLSON, New York, New York; SAVETT FRUTKIN PODELL & RYAN, P.C., Philadelphia, Pennsylvania; WECHSLER HARWOOD HALEBIAN & FEFFER, LLP, New York, New York; WOLF, HALDENSTEIN, ADLER, FREEMAN & HERZ, LLP, New York, New York; ZWERLING SCHACHTER ZERLING & KOPELL, New York, New York; Attorneys for Plaintiffs.

         Wayne N. Elliott, Esquire, James L. Holzman, Esquire, and Elizabeth M. McGeever, Esquire, of PRICKETT, JONES, ELLIOTT, KRISTOL & SCHNEE, Wilmington, Delaware, Attorneys for Defendant Computer Associates International, Inc.







         Kenneth J. Nachbar, Esquire, and Donna L. Culver, Esquire, of MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware; OF
         COUNSEL: WACHTELL LIPTON ROSEN & KATZ, New York, New York, Attorneys for Defendants Reijane Huai, Rino Bergonzi, Richard
         F. Kramer, Bernard Rubien, Ginette Wachtel, and Cheyenne
         Software, Inc.





















         CHANDLER, Vice Chancellor







                   Asserting breach of the fiduciary duties of due care

         and full disclosure by a target board of directors, sharehold-

         ers seek to enjoin the closing of a tender offer that expires at midnight November 8.  The all-cash, all-shares offer for

         $32.50 per share is at a substantial premium over the pre-offer market price.  Finding no reasonable probability of success on the merits and concluding that the balance of hardships tips in defendants' favor, I deny the shareholders' application for injunctive relief.


                                  I.  BACKGROUND

                   In late 1995, Computer Associates International, Inc.

         ("Computer Associates") expressed an interest in acquiring

         Cheyenne Software, Inc. ("Cheyenne").  About the same time,

         Cheyenne's management decided that Cheyenne's long-term inter-

         ests would be best served through an alliance with a larger company.  To explore whether companies other than Computer

         Associates might also have an acquisition interest, Cheyenne,

         through an investment banking firm specializing in the technol-

         ogy sector, contacted seven other potential acquirors.  None of these companies, however, expressed an interest in acquiring

         Cheyenne.


                   In March 1996, Cheyenne's stock price dropped in one

         day, from $23 per share to $15 per share, in response to

         Cheyenne's announcement that its quarterly










         income would be less than expected.  Shortly thereafter, McAfee

         Associates, Inc. ("McAfee") made an unsolicited stock-for-stock merger proposal.  While the nominal value of the offer, based on the prevailing price of McAfee's stock, was $27.50,

         Cheyenne's Board of Directors believed that the merger would not be a good strategic fit and that McAfee's stock price would decline if the merger succeeded.  Thus, Cheyenne's Board valued the McAfee offer at $24 per share and voted unanimously to reject the proposal.  On April 16, plaintiffs filed a class action lawsuit against Cheyenne and its Board of Directors,

         alleging that they improperly rejected the McAfee proposal.


                   When representatives of Cheyenne and Computer Associ-

         ates met in June 1996 to discuss Cheyenne's possible sale,

         Computer Associates indicated that it would not pay more than the amount McAfee had offered.  In September, however, Computer

         Associates offered $30 per share in cash.  Cheyenne's Board discussed the offer with its legal and financial advisors,

         Lazard Freres &  Co. LLC ("Lazard Freres") and Wachtell

         Lipton Rosen & Katz ("Wachtell Lipton"), and reached a pre-

         liminary conclusion that $30 per share or more in cash would be a fair offer to Cheyenne's shareholders.  The Board did not make an attempt to contact other potential bidders because

         Cheyenne had previously contacted seven other potential

         acquirors in late 1995 and no other offer had developed since that









         time.  The Board also believed that contacting further bidders might jeopardize the opportunity to sell Cheyenne to Computer

         Associates.


                   During a meeting on October 6, 1996, Computer Associ-

         ates raised its cash offer to $30.30 per share.  After

         Cheyenne's Chairman, President and CEO, Reijane Huai, suggested

         $32.50 per share, Computer Associates lowered its bid to $28.50 per share.  That afternoon, Cheyenne's Board consulted with

         Lazard Freres and Wachtell Lipton, and decided to reject the offer as inadequate.  That evening, Computer Associates again offered $30.30 per share and indicated that it would publicly announce its offer the next day.


                   Cheyenne's stock was trading at $22.  Fearing that a

         hostile tender offer by Computer Associates at $30.30 per share would succeed, and knowing that McAfee's $27.50 stock-for-stock proposal had been the only other offer available, Huai nonethe-

         less decided to meet again with Computer Associates in a final attempt to improve the offer.  Shortly after midnight, October

         7, Computer Associates raised its offer to $30.50.  This offer was unanimously approved by the Board after a ninety-minute meeting in the early hours of October 7, during which the Board was advised by Lazard Freres that the proposal was fair to

         Cheyenne's shareholders.  Cheyenne's Board unanimously approved the final merger agreement that same day and the transaction was publicly announced.  The









         agreement contained a "fiduciary out" permitting Cheyenne to receive higher unsolicited offers from third parties.  It also contained a $37.5 million termination fee payable if Cheyenne's

         Board withdrew its approval of the merger or if Cheyenne were acquired by another party.  On October 11, Computer Associates,

         through its subsidiary, commenced the offer to purchase and

         Cheyenne filed its 14D-9 recommending that Cheyenne

         shareholders tender their shares.  On October 18, plaintiffs filed an amended class action complaint alleging that

         Cheyenne's Board failed to exercise due care and failed to disclose material information to Cheyenne shareholders in

         connection with Computer Associates' tender offer.  On November

         6, I heard oral argument on plaintiffs' motion for a

         preliminary injunction to enjoin the tender offer, which closes at midnight November 8.


                 II.  LEGAL STANDARD FOR A PRELIMINARY INJUNCTION

                   The standard for a preliminary injunction consists of

         three separate elements.  Plaintiffs must show (1) that the action has a reasonable probability of ultimate success on the merits, (2) that absent an injunction, plaintiffs will suffer immediate and irreparable harm, and (3) that the harm that would be suffered by plaintiffs if the injunction were to be granted outweighs the harm that would be suffered by defendants if the injunction were to be denied.1
         _____________________
             1    Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., Del.
         Supr., 506 A.2d 173, 179 (1986).










                                  III.  ANALYSIS

                   A.   The Cheyenne Directors' Duty of Due Care

                   Plaintiffs allege that Cheyenne's directors breached

         their fiduciary duty of due care by acting hastily and by failing to question the bases for Lazard Freres' use of a 21% discount rate in its cash flow analysis.  The duty of care requires directors to act on an informed basis.2  Whether directors have acted on an informed basis depends upon "whether the directors have informed themselves 'prior to making a business decision,

         of all material information reasonably available to them'"3

         Section 141(e) of Delaware's corporation law provides that directors are protected from a breach of the duty of due care when the directors reasonably believe the information upon which they rely has been presented by an expert "selected with reasonable care" and is within that person's "professional or expert competence."  Furthermore, the decision of a board to accept or reject a tender offer is protected by the business judgment rule.  Thus, to overcome the presumption that the directors acted on an informed basis, plaintiffs must show that the Board acted with gross negligence.4
         _____________________
             2    Cede & Co. v. Technicolor, Inc., Del. Supr., 634
         A.2d 345, 367 (1993).

             3    Smith v. Van Gorkom, Del. Supr., 488 A.2d 858 (1985),
         citing Kaplan v. Centex Corp., Del. Ch., 284 A.2d 119, 124
         (1971).

             4    Smith v. Van Gorkom, Del. Supr., 488 A.2d 858, 872
         (1985).










                   Plaintiffs have not established that their duty of

         care claim has a reasonable chance of ultimate success on the merits.  Nothing in this record indicates that Lazard Freres was not selected with reasonable care or that the information they presented to the Board was not within their expert compe-

         tence.  Nor is there evidence that the Board failed to

         adequately examine the Lazard Freres' book that was reviewed by

         Mr. Rosenfeld, a managing director of Lazard Freres, with the

         Board on October 7.  In that meeting, Mr. Rosenfeld explained the reasons behind Lazard Freres' use of a 21% discount rate as well as the impact that different discount rates would have upon the share price.  Minutes of the Board meeting reveal that

         Mr. Rosenfeld discussed the strengths and weaknesses of four different share price ranges resulting from four different com-

         binations of discount rates and growth rate projections pro-

         vided by both Cheyenne management and computer industry ana-

         lysts.  Finally, there is no indication that the Board acted hastily.  Cheyenne's Board had considered a sale or other busi-

         ness combination since late 1995.  It had approached seven other potential bidders and retained two investment banks and legal counsel for advice.  Finally, although the company was the subject of takeover rumors, McAfee and Computer Associates were the only companies to make a bid.  In sum, plaintiffs have not shown a reasonable probability that they can prove the

         Board acted hastily or in an uninformed









         fashion.  Thus, plaintiffs' duty of care claim fails to meet the first standard required for a preliminary injunction.


              B.   The Cheyenne Directors' Duty to Fully Disclose
                   Material Information

                   A board of directors must fully and fairly disclose

         "all material facts within its control that would have a sig-

         nificant effect upon a stockholder vote."5  The board is not required to provide all available information, however, just that which a reasonable investor would view as "as having

         significantly altered the 'total mix' of information made

         available."6


                   The heart of plaintiffs' complaint is the allegation

         that Cheyenne's 14D-9 did not provide the reasons for Lazard

         Freres' use of a 21% discount rate and that such information would have significantly altered the "total mix" of information available by revealing to shareholders that Lazard Freres'

         opinion contained a "misleading statement."  In support of their claim, plaintiffs point to Lazard Freres' opinion which states that Lazard Freres assumed that the projections of

         Cheyenne's management were "reasonably prepared on bases

         reflecting the best currently available estimates and judgments of management of the Company as to the future financial

         performance of the company."  This
         _____________________
             5    Stroud v. Grace, Del. Supr., 606 A.2d 75, 85 (1992).

             6    Rosenblatt v. Getty Oil Co., Del. Supr., 493 A.2d 929,
         945 (1985), citing TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976).











         statement is misleading, according to plaintiffs, because

         Lazard Freres based its justification for adding four

         percentage points to the seventeen percent industry average cost of capital on its belief that management's estimates were higher than analyst's projections and its mistaken impression that Cheyenne had failed to meet management's projections since

         1993.


                   As noted by defendants, however, there is no incon-

         sistency between Lazard Freres' assumption that management's projections were "reasonably prepared on bases reflecting the best currently available estimates and judgments" and Lazard

         Freres' belief that the risk inherent in that "best currently available" information warranted the use of a higher discount rate.  The statement is not misleading.  Currently available projections still may be subject to special risks--reflected in the higher discount rate--because of the nature of the computer software industry.  On this record, therefore, I cannot accept plaintiffs' claim that additional information regarding the discount rate would significantly alter the total mix of infor-

         mation already available to Cheyenne's shareholders.


                   C.   The Balance of Hardships

                   In addition to plaintiffs' failure to demonstrate a

         likelihood of success on the merits of their claims, they have also failed to show that the harm they would suffer if the pre-

         liminary injunction were denied outweighs the harm defendants









         would suffer if an injunction were granted.  On this alternate ground, therefore, injunctive relief also should be denied.


                   It is undisputed that Computer Associates' $30.50 per

         share tender offer represents a significant premium over

         Cheyenne's historical market price.  Computer Associates' final offer is the result of intensive, arms-length negotiations.

         Cheyenne had been "in play" for months, and only one other com-

         pany, McAfee, made an offer--a stock for stock proposal with no collar that was significantly less advantageous for Cheyenne shareholders.  Computer Associates' proposal is an all-cash offer at a premium over market, with $30.50 available for all shares tendered now or acquired in the follow-up merger.  Not only is Computer Associates' offer a substantially greater val-

         ue than any other offer, it is undisputedly the only offer now available to Cheyenne's shareholders.  No other company has even made an inquiry since Computer Associates' proposal was announced on October 7.  Computer Associates has committed $1.2 billion in cash to make its tender offer, which closes on No-

         vember 8.  It will incur substantial costs if the closing date is delayed by an injunction.  Moreover, the merger agreement contains an "injunction out" providing Computer Associates the opportunity to revoke its offer if it is judicially restrained.

         Computer Associates' representative has stated that the price will not be






         renegotiated and that Computer Associates has no reason to extend its offer in the event an injunction were issued.7

         Thus, Cheyenne has no assurance that if I were to issue an injunction, Computer Associates will voluntarily extend its offer.


                   Plaintiffs insist that a minor delay in the tender

         offer closing date would risk little, if any, harm to defen-

         dants, and yet would afford Cheyenne's Board an opportunity to investigate the transaction more fully and to provide addi-

         tional information to shareholders.  Furthermore, plaintiffs contend that shareholders who are concerned about receiving their $30.50 per share can obtain virtually all of that amount in the market, which has responded to Computer Associates' of-

         fer by driving Cheyenne's stock slightly above $30 per share.


                   A number of cases in this Court have held that, ab-

         sent special circumstances not present here, a preliminary in-

         junction will not issue to restrain a third-party tender offer at a substantial premium over market.  As Chancellor Allen said in Solash v. Telex Corp.:8

                   [T]he balance of harm in this situation in
                   which there is no alternative transaction and issuance of the injunction inescapably in-volves a risk that the shareholders will lose the opportunity to cash in their investment at a substantial premium requires not only a special
         _____________________
             7    S. Kumar Affidavit Paragraph 20.

             8    Del. Ch., C.A. Nos. 9518, 9525 and 9528, Allen, C.
         (Jan. 19, 1988), slip op. at 33.









                   conviction about the strength of the legal claim asserted, but also a strong sense that the risk in granting the preliminary relief of an untoward financial result from the stockholders' point of view is small. Repeatedly the plaintiffs' class action bar exhorts the court to bravely risk the conse-quences in circumstances such as these, as-serting that more money to the shareholders, not less, will probably result. At least on facts such as these, a due respect for the interests of the class on whose behalf these exhortations are made, requires, in my judg-ment, that the invitations be declined.



                   Feeling no "special conviction" about the strength of

         plaintiffs' legal claims and mindful of the significant risk that Cheyenne's shareholders may lose a limited opportunity to sell their stock at a substantial premium if an injunction were issued, I conclude that the balance of hardships tips over-

         whelmingly in favor of defendants.  Furthermore, I cannot ac-

         cept plaintiffs' suggestion that shareholders may avoid this risk by immediately selling into the price-adjusted market.

         This suggestion is based on the flawed assumption that the mar-

         ket price of Cheyenne's stock will not react negatively to news that Computer Associates' tender offer has been enjoined or that Computer Associates has refused to extend its offer.  For all of these reasons, I deny plaintiffs' application for a pre-

         liminary injunction.


                   IT IS SO ORDERED.

